Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 16, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of June 1, 2023;

•	to disclose the calculation of our April 30, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

June 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2023 (and repurchases as of May 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0336
Class T	$24.7944
Class D	$24.8338
Class M	$24.9035
Class I	$24.2274
Class F*	$25.0011
Class Y*	$24.1731

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The June 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since April 30, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

April 30, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2023.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2023 (dollar amounts in thousands):

Components of NAV	April 30, 2023
Loans receivable	$7,666,863
Investment in real estate	191,484
Mortgage-backed securities held-to-maturity	92,017
Mortgage-backed securities available-for-sale, at fair value	169,330
Cash and cash equivalents	193,058
Restricted cash	65,486
Other assets	61,535
Collateralized loan obligation, net of deferred financing costs	(4,340,504)
Repurchase agreements payable, net of deferred financing costs	(345,801)
Credit facility payable, net of deferred financing costs	(842,252)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,155)
Other liabilities	(82,071)

Net asset value	$2,705,422

Number of outstanding shares	109,463,508

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of April 30, 2023, we accrued under GAAP $112,129 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,498,583	$39,224	$19,772	$117,635	$988,562	$19,729	$21,917	$2,705,422
Number of outstanding shares(1)	59,862,766	1,581,970	796,181	4,723,650	40,803,167	789,126	906,648	109,463,508

NAV per Share as of April 30, 2023	$25.0336	$24.7944	$24.8338	$24.9035	$24.2274	$25.0011	$24.1731

(1)	Includes Class I PCRs that were issued in the form of 388,805 Class I shares in May 2023 due to all performance conditions being met other than the passage of time on March 31, 2022.

Market update

Treasury yields remained volatile in April, driven by conflicting economic growth signals. The 2-year Treasury yield ultimately finished the month flat compared to March, at 4.06% while the 10-year Treasury yield finished April -4 basis points lower. Against this backdrop, the Bloomberg Agg returned 0.61% in April and is up 3.59% year to date. Amid rapid swings in investor sentiment and still-looming regional bank stress, however, Treasury volatility has at times spiked to levels last seen during the GFC and remains a concern for fixed income investors.

Commercial real estate (CRE) transaction volume continued to decline in March (down -56% from a year earlier in Q1 2023) with office and apartment seeing the steepest declines at -68% and -64%, respectively, as the gap between buyers and sellers widened further amid growing macro challenges, including ongoing regional bank stress and slowing economic growth.1 Property price declines deepened in March as the RCA Commercial Property Price Index returned -8.0% in March from a year earlier, compared to -6.9% in February.1 Outside of industrial, all major property types saw prices fall compared to a year earlier. Apartment prices (-10.3% YoY) led the decline as they continue to retreat from their meteoric rise during 2021. The price declines suggest the CRE market continues to re-price to the reality of rising cap rates and slowing sales volume.

Despite the repricing of CRE asset values, the underlying cash flow fundamentals for most property types remain generally stable. National vacancy rates are either declining or below pre-COVID levels in three of the four major sectors (office being the outlier). Distressed sales made up just 1.2% of total sales in Q4 2022, compared to an average of approximately 2% for the five-year period before the pandemic.1 The negligible level of distressed sales across both periods underscores the more prudent underwriting of the past decade, as well as lenders’ ability to continue providing capital in this uncertain backdrop.

Approximately $400 billion in par value of CRE loans will mature this year. At roughly 8% of total outstanding debt, this level is not dissimilar from the average year historically. Declining CRE prices and regional bank stress increase the uncertainty around debt financing capacity in the near-term. However, we see three main supports that should make the debt market better positioned relative to the GFC, including 1) a prolonged run of price appreciation and rent growth 2) conservate underwriting standards and 3) better lender diversity. In fact, alternative lenders—those outside banks and CMBS—have accounted for between 30% and 40% of the growth in CRE lending over the past five years. Many of these lenders do not face the same headwinds to financing their operations as banks (deposit flight) and CMBS (uncooperative public markets) do. Even as certain players pull back, there are more than double the number of unique lenders to office properties active today as there were just a decade ago.

Portfolio update

We generated positive total returns across all share classes in April. The strong level of income paid in April was modestly offset by a small month-over-month decline in our net asset value driven by

[1]	MSCI Real Capital Analytics, as of March 31, 2023. Latest data available.

unrealized depreciation in select commercial mortgage-backed securities (CMBS) holdings, which fell alongside broader weakness in the CMBS market.

The annualized distribution rate is 7.38% for Class I shares, 6.90% for Class D shares, 6.88% for Class M shares, 6.29% for Class S shares and 6.35% for Class T shares, based on the June 1, 2023 transaction price. The tax equivalent distribution rate is 8.25% for Class I shares, 7.71% for Class D shares, 7.69% for Class M shares, 7.03% for Class S shares and 7.10% for Class T shares, based on the June 1, 2023 transaction price.2

We met 100% of repurchase requests in April.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•

Continued strong performance of the portfolio as 100% of the portfolio was comprised by performing assets. We have generated positive total returns in 62 out of 64 months; our largest monthly drawdown was just 0.27% in March 2020.

•

High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) across our entire senior loan portfolio was 67% at the time of loan closing, the average loan-to-value for our senior Office and Retail loans was just 60% and 55%, respectively, at the time of loan closing as of April 30, 2023.

•

No material near-term loan maturities. Few of the portfolio’s borrowers are subject to near-term refinancing risk as approximately just 9% of the portfolio’s loans have an initial maturity date in the next 12 months.

•	The long-term nature of our borrowings as approximately 95% of our borrowings are financed through match-term, non-mark-to-market facilities.

•

Positive impact of elevated interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of April 30, 2023. The portfolio’s duration was just 0.16 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•

Dry powder for new investments: With a strong balance sheet and significant positive net inflows, we remain well positioned compared to many traditional lenders, who have reduced lending capacity amid recent banking pressures.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 19,907,030 shares of our common stock (consisting of 9,442,873 Class S shares, 9,599,190 Class I shares, 72,671 Class T shares, 127,091 Class D shares, and 665,204 Class M shares) in the primary offering for total proceeds of $493.4 million and (ii) 1,620,603 shares of our common stock (consisting of 890,777 Class S shares, 642,494 Class I shares, 23,781 Class T shares, 8,496 Class D shares, and 55,055 Class M shares) pursuant to our distribution reinvestment plan for a total value of $40.15 million.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.24% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.375% under the new tax law. The distribution rates quoted assume a 37% tax bracket.